AMENDMENT No. 1
TO
 SPECIAL CUSTODY AND PLEDGE AGREEMENT
          In connection with that certain Special Custody and Pledge Agreement (the "Agreement"), dated as of June 18, 2010, by and among Guggenheim Enhanced Equity Income Fund (formerly known as Old Mutual/Claymore Long Short-Fund, hereinafter the "Counterparty"), BNP Paribas Prime Brokerage, Inc. ("BNPP PB, Inc.") and The Bank of New York Mellon ("Custodian"), Counterparty, BNPP PB, Inc. and Custodian agree to the following amendment. Any capitalized terms not defined herein shall have the meanings given them in the Agreement.
          WHEREAS, effective as of the close of business on Monday, June 21, 2010, the Counterparty changed its name from "Old Mutual/Claymore Long Short-Fund" to "Guggenheim Enhanced Equity Income Fund".
  WHEREAS, the parties have agreed to amend the Agreement to reflect Counterparty's change of name.
          NOW THEREFORE, the parties hereby agree to amend the Agreement as set forth below, effective as of the date of this Amendment.
 1. Name Change. Effective June 22, 2010, the Agreement, including its Appendix, is amended so that all references to "Old Mutual/Claymore Long Short-Fund" are changed to references to "Guggenheim Enhanced Equity Income Fund".
 2. No further Amendments. Except as expressly amended hereby, all of the provisions of the Agreement shall remain unamended and in full force and effect.
 3. Governing Law. This amendment shall be governed by, and the provisions of this amendment shall be construed and interpreted under and in accordance with the laws of the State of New York.
Guggenheim Enhanced Equity Income Fund (formerly known as Old Mutual/Claymore Long-Short Fund)